Exhibit 17.2

From: Ken Barun >
Date: December 4, 2009 2:17:35 PM EST
To: Hannah Hu >
Subject: Re: 8-K for resignation

To Hannh Hu
Secretary,
Yi Xin International Copper, Inc.
Number 1, Guiba Road
Jinanxi, Province
China

Dear Hannah,

Thank you for your note. I understand that the email you sent to me and the attached email (exhibit 17.1, dated November 24, 2009) from me will be filed with the SEC today Friday, December 4, stating my reasons for resigning from the Yi Xin board. I have consulted with my attorneys and we agree that the reasons stated in my email for my resignation are accurate and I do not need to send any additional response other than this correspondence.

If you need anything else please let me know.

Ken Barun